June 12, 2006


Mr. Thomas P. McCaffrey
Chief Financial Officer, BE Aerospace Inc.
1400 Corporate Center Way
Wellington, FL 33414

Re:		BE Aerospace, Inc.
Form 10-K for the fiscal year ended December 31, 2005
      File No. 0-18348


Dear Mr. McCaffrey:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Results of Operations, page 29

1. In future periodic filings, if you identify multiple factors as impacting your results of operations, quantify the impact of each factor you identify, to the extent practicable.
2.
In future periodic filings please provide better insight into the underlying factors that drove the change in operating earnings for each of your segments. For example, if the gross margin or one of the operating expenses changed significantly at one or more of your segments, you should discuss the underlying reasons for that fact and quantify the impact if possible. In this regard, we note that the increase in your warranty expense accounted for almost half of the increase in your total selling, general and administrative expenses, but this increase is not analyzed and there is no indication of the segment(s) to which this increase relates. We remind you that one of the primary objectives of MD&A is to provide your readers with information about the quality and potential variability of your earnings and cash flows, so that your readers can ascertain the likelihood that past performance is indicative of future performance.
We also remind you that you must disclose known material trends and uncertainties to provide your readers with a view of your company through the eyes of management. Refer to our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

3. We note your disclosures concerning the $51.9 million tax benefit in 2005. We note from your financial statements that this tax benefit was largely driven by the reversal of a significant portion of your valuation allowance on your domestic deferred tax assets during the year ended 2005. Please tell us the positive and negative available evidence that led you to conclude that a valuation allowance was no longer necessary to reduce these deferred tax assets to zero. Refer to paragraphs 21 through 24 of SFAS 109. Expand your MD&A analysis in future filings to address in more detail the reasons for the changes in your income tax expense/benefit.

Liquidity and Capital Resources, page 33

4. Your current discussion of cash flows (used in) provided by operating activities merely repeats the information seen on your balance sheets and statements of cash flows. In future periodic filings, revise your disclosures to discuss the underlying reasons for any significant changes in the line items in your operating cash flows, such as accounts receivable and other assets. Refer to SEC Release 33-8350.

Item 9A. Controls and Procedures, page 38

5. We note that your "principal executive officer and principal financial officer...have concluded that... [your] disclosure controls and procedures were adequate and effective to ensure that material information relating to [your] company and [your] consolidated subsidiaries would be made known to them by others within those entities." Please confirm to us, if true, that your officers have concluded that your disclosure controls and procedures are designed, and are effective, to give reasonable assurance that the information required to be disclosed by you in reports that you file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive officer and principal financial officer, to allow timely decision regarding required disclosure. Refer to Exchange Act Rules 13a-15(e) and 15d-
15(e).

Consolidated Statements of Operations and Comprehensive Income, page
F-4

6. Please tell us what consideration you gave to separately disclosing net sales and cost of sales for products and services. In this regard, we note from the description of your products and services beginning on page 10 that you offer commercial aircraft engineering, design and conversion services, business jet design and program management services, and inventory management services. Refer to
Article 5-03(b)(1) and (2) of Regulation S-X.


Note 1 - Summary of Significant Accounting Policies - Revenue
Recognition, page F-7

7. We read that historically you have recognized revenues and costs under certain long-term contracts under the percentage-of-completion method. Please tell us whether you had any such contracts during the periods presented in your financial statements. If so, we have the following comments:

* Please tell us, and disclose in future filings, your method for measuring the extent of progress towards completion (e.g. cost-to-cost). Refer to paragraph 45 of SOP 81-1.
* Please tell us, and disclose in future filings, your accounting policy for change orders and claims. In this regard, we note your disclosures on page 13 concerning change orders and related non-recurring engineering charges. Refer to paragraphs 61-63 and 65-67 of
SOP 81-1.
* Please tell us what consideration you gave to providing the disclosures indicated by Article 5-02(3)(c) and 5-02(6)(d) of Regulation S-X, including presenting costs and estimated earnings in excess of billings and billings in excess of costs and estimated earnings on your balance sheet.

If you did not have any long-term contracts during the periods presented in your financial statements, please revise future filings to clarify this matter.

Note 12 - Segment Reporting, page F-19

8. We read that you have three reportable segments: Commercial Aircraft, Distribution and Business Jet. Based on the description of your products and services beginning on page 10 and your MD&A overview on page 27, it appears that you may have several operating segments.
To help us better understand your current segment presentation, please provide us with a detailed explanation of how you determined your operating segments under SFAS 131, a listing of those operating segments, and for any operating segments that you have aggregated, an explanation of how you determined such aggregation was appropriate under SFAS 131 and EITF 04-10, including demonstration of similar long-term average gross margins over the past five years.

Schedule II - Valuation and Qualifying Accounts, page F-23

9. In future filings please include your tax valuation allowance on this schedule. Refer to Article 5-04 and Article 12-09 of Regulation
S-X.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange
Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Jennifer
Thompson, Staff Accountant, at (202)551-3737 or to the undersigned at
(202) 551-3768.

Sincerely,



John Cash
Branch Chief
Mr. Thomas P. McCaffrey
BE Aerospace Inc.
June 9, 2006
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE